

07006479

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 9 2007
WASH, D.C.
210

SEC FILE NUMBER
8- 65872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crowe Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West Madison Street, Suite 700
(No. and Street)

Chicago, (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Roth (574) 236-8646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State St., #1910 (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowe Capital Markets, LLC, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 14 day of May, 2007.

Signature

Senior Managing Director

Title

Notary Public


OFFICIAL SEAL
DIANE M. LAMBA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: OCT. 06, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWE CAPITAL MARKETS, LLC
(An Indiana Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Crowe Capital Markets, LLC
Chicago, IL 60602

I have audited the accompanying statement of financial condition of Crowe Capital Markets, LLC (An Indiana Limited Liability Company) as of March 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crowe Capital Markets, LLC as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountant

Chicago, Illinois
May 14, 2007

CROWE CAPITAL MARKETS, LLC
(An Indiana Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

Cash	$ 1,483,517
Accounts receivable	1,043,102
Office equipment, net of accumulated depreciation of $4,308	1,723
Other assets	11,565
Total assets	$ 2,539,907

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to Crowe, Chizek and Company, LLC	$ 27,635
Accounts payable and accrued expenses	504,732
Total liabilities	532,367
Member's Equity	2,007,540
Total liabilities and member's equity	$ 2,539,907

The accompanying notes to the financial statements are an integral part of this statement.

CROWE CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company was formed on March 17, 2000 as a Limited Liability Company under the provisions of the Indiana Business Flexibility Act.

The term of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in September, 2003.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Crowe Group LLP.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the end of a commitment closing for a respective offering.

Retainer based and success based fees are recorded as of a given date for the non-refundable, non-contingent retainer fees, while the success based fees are recorded upon the achievement of a criteria agreed upon with the client (such as closing of the transaction.)

Fees for services are recorded in the period the hours are worked.

CROWE CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and Equipment
Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Income Taxes
The Company has elected to be treated as a partnership for income tax purposes. Generally, any taxable income of a partnership flows through to the member and is reported on personal income tax returns.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

NOTE 3 COMMITMENTS AND CONTINGENCIES

The Company operates out of offices leased by an affiliated entity that is owned by the member of the Company. During the fiscal year ended March 31, 2007, the Company paid $179,584 to the affiliated company for office rent pursuant to an inter-company service agreement.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at March 31, 2007, the Company had net capital and net capital requirements of $921,480 and $35,491, respectively. The net capital rule may effectively restrict the payment of member capital withdrawals.

CROWE CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

NOTE 5 RELATED PARTY TRANSACTIONS

Pursuant to an inter-company service agreement, the Company engages in transactions with a company owned by the sole member.

During the fiscal year ended, March 31, 2007, the affiliated company provided office rent, office supplies, telephone, administrative and other professional services to the company.

Purchases for these various services were approximately $295,000 for the year ended March 31, 2007. At March 31, 2007, there was $27,635 in outstanding accounts payable as a result of these transactions.

The Company conducts its operations from facilities leased from the affiliated company described more fully in NOTE 3 above.

NOTE 6 EMPLOYEE BENEFIT PLAN

The Company maintains a 401K type profit sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as a regular full-time employee and have completed 30 days of service. Generally, employees can defer up to 15% of their gross salary into the plan subject to prescribed limits as determined annually by the Internal Revenue Service. The Company has accrued matching and discretionary aged based contributions of employee contributions which totaled $24,061, for the fiscal year ended March 31, 2007.

NOTE 7 SUBSEQUENT EVENTS

Pursuant to a resolution of the Company's Management Committee, a distribution was declared to the sole member in the amount of $450,000 to be paid effective on April 30, 2007.